SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☐        Form 40-F     ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No     ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: February 19, 2004		Signed:	Robert V. Horte

	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, February 19, 2004

CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND

CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) has declared a quarterly dividend of twelve and three-quarter cents ($0.1275) Canadian per share on the outstanding Common Shares. The dividend is payable on April 26, 2004, to holders of record at the close of business on March 26, 2004.

Contacts:

Media Len Cocolicchio Tel.: (403) 319-7591 email: len_cocolicchio@cpr.ca	Investment Community Paul Bell, Vice-President — Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca